MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial position and operating results of the Company should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and related notes thereto. All monetary amounts are in United States dollars unless otherwise noted. The effective date of this MD&A is March 30, 2007. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

1. Overview

Northern Orion Resources Inc., a Canadian-based publicly traded mining company, is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina. The Company’s principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina. The Company recently completed an update to the feasibility study for the development of the Agua Rica project.

2. Highlights

Northern Orion recorded net earnings of $9,908,000 ($0.06 per share) for the fourth quarter of 2006 (“Q4 2006”) and net earnings of $86,781,000 ($0.57 per share) for the year ended December 31, 2006, compared with net earnings of $18,695,000 ($0.13 per share) and net earnings of $44,128,000 ($0.31 per share) for the same periods in 2005, respectively.

2.1 Fourth Quarter 2006 Highlights

•
The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $17,798,000 ($0.12 per share) compared to $31,295,000 ($0.21 per share) for Q4 2005.

•	Equity earnings from Alumbrera were $11,741,000 ($0.08 per share) in Q4 2006, compared to $20,260,000 ($0.14 per share) for Q4 2005.

•
Average realized copper price was $2.34 per pound and average realized gold price was $605 per ounce in Q4 2006 ($2.27 and $498 in Q4 2005 respectively). The average realized copper price was well below the spot price of $3.14 per pound in Q4 2006 due to negative price adjustments on final settlement of certain Q2 2006 and Q3 2006 sales.

•	The Company’s share of Alumbrera sales in Q4 2006 was 10,406,000 pounds of copper and 17,994 ounces of gold (16,498,000 pounds and 23,067 ounces in Q4 2005 respectively).

•	During the quarter, the Company recorded a future income tax liability of $2,000,000 arising from non-deductible expenditures capitalized.

•
The Company completed an update to the feasibility study (FSU) for the development of its Agua Rica project which indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits. The FSU indicates an IRR of 20% based on 100% equity, a payback of initial capital investment within 2.9 years and an NPV (8%) of $1.9 billion.

2.1 Full Year Highlights

•
The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $140,023,000 ($0.92 per share) compared to $75,500,000 ($0.53 per share) for 2005.

•	Equity earnings from Alumbrera were $93,167,000 ($0.61 per share) in 2006, compared to $46,755,000 ($0.33 per share) for 2005.

•
Average realized copper price was $3.54 per pound and average realized gold price was $608 per ounce in 2006 ($1.88 and $452 in 2005 respectively). The Company’s share of Alumbrera sales in 2006 was 48,178,000 pounds of copper and 79,211 ounces of gold (50,666,000 pounds and 71,777 ounces in 2005 respectively).

•
As a result of strong earnings in the last few quarters, Alumbrera paid its first earned royalty payment under the original royalty agreement to Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi government mining company in Argentina. Further to previous advances of $16.4 million, payments of $67.2 million (on a 100% basis) were made to YMAD by Alumbrera in the second half of 2006.

•	An ongoing ore delineation drilling programme at Alumbrera has confirmed an additional 40 million tonnes of mineral reserves, extending the mine life of Alumbrera by one year until at least mid-2016.

•	During the year, the Company incurred a future income tax liability of $2,000,000 arising from non-deductible expenditures capitalized during the period.

•	At December 31, 2006, the Company had a cash position of $178,956,000.

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2006 (in thousands of U.S. dollars, except per share amounts):

Table 1
	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Equity earnings of Alumbrera	$11,741	$22,141	$37,876	$21,409	$20,260	$11,304	$6,935	$8,256
Expenses, net of interest income	(167)	(435)	5,048	(60)	1,565	(1,567)	3,311	(682)
Earnings before income taxes	11,908	22,576	32,828	21,469	18,695	12,871	3,624	8,938
Provision for income taxes	2,000	--	--	--	--	--	--	--
Net earnings	$9,908	$22,576	$32,828	$21,469	$18,695	$12,871	$3,624	$8,938
Earnings per share - basic	$0.06	$0.15	$0.22	$0.14	$0.13	$0.09	$0.02	$0.07
Earnings per share - diluted	$0.06	$0.13	$0.18	$0.12	$0.11	$0.08	$0.02	$0.06

3. Results of Operations for the fourth quarter and year ended December 31, 2006

The following table sets forth selected consolidated financial information for the fourth quarters of 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004 (in thousands of U.S. dollars, except per share amounts):

Table 2
Consolidated statements of operations
			Years ended
	Fourth quarter		December 31,
	2006	2005	2006	2005	2004

Equity earnings of Minera Alumbrera Ltd.	$11,741	$20,260	$93,167	$46,755	$32,659
Expenses
Financing costs	--	(281)	--	(1,134)	(1,036)
Foreign exchange (losses) gains	201	63	122	2,794	(1,621)
Office and administration	(743)	(1,537)	(2,777)	(3,342)	(2,205)
Professional and consulting	(659)	(766)	(2,087)	(1,957)	(1,989)
Property maintenance and exploration	(797)	(61)	(1,825)	(193)	--
Stock-based compensation	--	(77)	(5,165)	(1,749)	(1,607)
Write-down of mineral property interests	--	--	--	--	(22,209)
Interest and other income	2,165	1,171	7,846	3,493	366
Interest expense	--	(77)	--	(539)	(1,129)
Settlement of lawsuit	--	--	(500)	--	--
Earnings before income taxes	11,908	18,695	88,781	44,128	1,229
Provision for income taxes	(2,000)	--	(2,000)	--	--
Net earnings for the period	$9,908	$18,695	$86,781	$44,128	$1,229

Earnings per share - basic	$0.06	$0.13	$0.57	$0.31	$0.01
Earnings per share - diluted	$0.06	$0.11	$0.48	$0.27	$0.01

Weighted average shares outstanding ('000s)
Basic	152,531	148,476	151,521	143,734	109,214
Diluted	177,876	167,886	179,012	163,361	131,541

Consolidated balance sheets			As at December 31,
			2006	2005	2004
Total assets			$420,300	$321,826	$201,514
Total long-term liabilities			$36,991	$34,353	$36,093

3.1 Alumbrera operations

During the three months ended December 31, 2006, the Company recorded equity earnings of $11,741,000, a decrease of 42% over the same period in 2005. The decrease is primarily due to lower copper grades mined in Q4 2006 compared to Q4 2005 and higher costs experienced in Q4 2006. During the year ended December 31, 2006, the Company’s equity earnings of $93,167,000 were a 99% increase over the same period in 2005, mostly due to higher copper prices. These factors are described in greater detail below.

The following is a summary of Northern Orion’s 12.5% proportional share of Alumbrera’s operations for the year ended December 31, 2006 and 2005:

Table 3
Company's 12.5% proportional share of Alumbrera operations

			Year ended
	Fourth quarter		December 31,
	2006	2005	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	$17,798	$31,295	$140,023	$75,500
Equity earnings	$11,741	$20,260	$93,167	$46,755

EBITDA, per share (1)	$0.12	$0.21	$0.92	$0.53
Equity earnings, per share	$0.08	$0.14	$0.61	$0.33

Sales - Copper (pounds)	10,406,000	16,498,000	48,178,000	50,666,000
Gold (ounces)	17,994	23,067	79,211	71,777

Average realized price
Copper ($ per pound)	$2.34	$2.27	$3.54	$1.88
Gold ($ per ounce)	$605	$498	$608	$452

Copper cash costs per pound,	$0.27	$0.05	$0.20	$0.10
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	1,347,000	1,103,000	3,876,000	4,172,000

Ore milled (tonnes)	1,150,000	1,197,000	4,544,000	4,576,000

Grades - Copper (%)	0.48	0.65	0.56	0.57
Gold (grams/tonne)	0.54	0.77	0.71	0.63

Recoveries - Copper (%)	83	91	88	90
Gold (%)	74	79	78	78

Production - Copper (pounds)	10,102,000	15,601,000	49,630,000	51,606,000
Gold (ounces)	14,843	23,972	80,145	72,162

(1) These are non-GAAP measures as described in Section 3.3.

Average realized copper and gold prices in Q4 2006 were 3% and 21% higher, respectively, than for the same period in 2005. Average realized prices in 2006 were 88% and 34% higher, respectively, than in 2005. Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement. In a falling copper price environment which was experienced throughout Q4 2006, these adjustments on certain sales recognized during Q2 2006 and Q3 2006 resulted in a realized price of $2.34 per pound of copper during Q4 2006, substantially lower than the average spot price of $3.14 per pound for the period. As copper prices were rising during the first half of 2006, the Company recorded positive adjustments on certain sales recognized in late 2005, and as a result, the realized copper price of $3.54 per pound for the full year of 2006 was above the average spot price of $3.08 per pound.

The average copper grade mined in Q4 2006 was 0.48% compared to 0.65% in Q4 2005. The lower grade in Q4 2006 was in line with budget expectations as lower-grade zones were mined. Recoveries of copper were also lower compared to Q4 2005 and were slightly below budget expectations as a result of stockpile blending and processing of high gypsum content material. Both the lower copper grades and the lower recoveries led to a decrease in copper production during the quarter. Alumbrera expects to return to budgeted recovery rates during the first quarter of 2007. During the year ended December 31, 2006, the average copper grade was 1% lower than the 2005 grade, and the average copper recovery was 2% lower than in 2005, resulting in a 4% reduction in copper production compared to 2005.

The average gold grade for Q4 2006 was 0.54 grams per tonne (“g/t”) compared to 0.77 g/t in Q4 2005. This, combined with lower gold recoveries for the same reasons as lower copper recoveries, resulted in a decrease in gold production of 38% in Q4 2006 compared to Q4 2005. For the year, the average gold grade was 0.71 g/t compared to 0.63 g/t in 2005 resulting in an 11% increase in gold production.

Higher gold production and prices generally have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties since Q2 2006 have offset the gold factor and have resulted in cash costs per pound of copper (net of gold credits) increasing from $0.05 in Q4 2005 to $0.27 in Q4 2006, and from $0.10 for the full year of 2005 to $0.20 in 2006, as discussed in Section 3.3. During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine. Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized. The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.

Total royalties were higher by $1,458,000 in Q4 2006 compared to Q4 2005, and by $16,120,000 in 2006 compared to 2005.

3.2 Recent Developments at Alumbrera

Alumbrera completed the expansion of its concentrator in December 2006 for a cost of about $16.7 million (Northern Orion share - $2.1 million). This is projected to increase mill throughput by 8% to 40 million tonnes per annum.

In August 2006, Alumbrera announced an upgrade in its Mineral Reserves and Resources, extending the mine life at Alumbrera by one year to mid-2016. This was based on an ongoing delineation drilling programme in the Alumbrera pit undertaken both within the existing ore envelope and for extensions at depth. As at December 31, 2006, the Mineral Reserves and Resources stand as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*		Mineral Resources* (not including reserves)
Proved	360 Mt @0.45%Cu & 0.48 gpt Au	Measured	20 Mt @0.37%Cu & 0.36 gpt Au
Probable	23 Mt @0.42%Cu & 0.43 gpt Au
Total	380 Mt @0.45%Cu & 0.48 gpt Au	Total	20 Mt @0.37%Cu & 0.36 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited. Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

3.3 Alumbrera Non-GAAP Measures

The Company believes that conventional measures prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow. In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera. This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities. The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 4
(Stated in thousands, except ounce, pound,	Company's 12.5% proportionate share
per ounce and per pound amounts)
			Year ended
	Fourth quarter		December 31,
	2006	2005	2006	2005
EBITDA Calculation
Revenues from mining activities	$31,482	$43,616	$197,714	$113,056
Cash cost of sales	(13,684)	(12,321)	(57,691)	(37,556)
EBITDA	$17,798	$31,295	$140,023	$75,500
Interest, taxes,
depreciation and amortization	(6,057)	(11,035)	(46,856)	(28,745)
Equity earnings of Alumbrera	$11,741	$20,260	$93,167	$46,755

Cash cost calculation
Copper sales in pounds	10,406,000	16,498,000	48,178,000	50,666,000
Average realized price per pound	$2.34	$2.27	$3.54	$1.88
Total copper revenues	$24,350	$37,450	$170,550	$95,252
Cash cost of sales	13,684	12,321	57,691	37,556
Net costs after copper credits	$(10,666)	$(25,129)	$(112,859)	$(57,696)
Gold sales in ounces	17,994	23,067	79,211	71,777
Cash cost per ounce of gold	$(592.76)	$(1,089.41)	$(1,424.79)	$(803.82)

Cash costs net of gold credits increased to $0.27 per pound of copper in Q4 2006 from $0.05 per pound in Q4 2005 and to $0.20 per pound in 2006 from $0.10 per pound in 2005. The primary cause for the increase is the YMAD Royalty as described above, but costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

3.4 Agua Rica

In October 2006, the Company received a Feasibility Study Update (“FSU”), prepared by Hatch Ltd. and Amec, as part of the ongoing development of its 100% owned Agua Rica copper-gold-molybdenum project. The FSU assumes the development of the Agua Rica deposit on an independent basis and is based on the 1997 BHP/Northern Orion Initial Feasibility Study and recent additional work undertaken by Northern Orion. The development plan proposed in the FSU indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.

Key results of the FSU include:

•	Proven and Probable reserve of 731 million tonnes of ore

•	90,000 tpd open pit operation at a 1.89 to 1 strip ratio

•	23 year mine life, with higher grade ore over the initial 10 years

•	Unescalated capital cost of $2,055 million (stated in second quarter 2006 US dollars)

•	Approximate annual production
o	Years 1-10: 365 million lb/yr copper, 135,000 oz/yr gold and 15 million lb/yr molybdenum
o	Life of Mine (LOM): 300 million lb/yr copper, 125,000 oz/yr gold and 16 million lb/yr molybdenum

•	Project Economics
o	Operating cost of $6.82/ton milled, or negative $0.73/lb copper (net of credits), FOB port of exit
o	Internal Rate of Return (IRR) of 20% (100% equity)
o	Post-tax Net Present Value (NPV) at a 8% discount rate of $1.9 Billion
o	2.9 year capital payback

In accordance with SEC guidelines, the economic analysis of the project was done using the average metal prices over the past 36 months. These calculate to $1.80 per pound of copper, $465 per ounce of gold, and $22.75 per pound of molybdenum.

In Q4 2006, the Company incurred cash expenditures of $5,362,000 (Q4 2005 - $6,492,000) on advancing the Agua Rica project after the FSU. During the year ended December 31, 2006, the Company spent $20,902,000 (2005 - $17,441,000) on the Agua Rica project, of which $15,540,000 (2005 - $17,441,000) was for the FSU.

3.5 Corporate

Corporate expenses in the fourth quarter of 2006 and in the year ended December 31, 2006 were generally in line with the same periods in 2005, except the following items:

A significant foreign exchange gain was incurred in 2005 as a result of the Company holding significant amounts of Canadian dollars in a volatile U.S. dollar environment. The Company reduced its exposure to foreign exchange gains and losses during the fourth quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars. No significant foreign exchange gains or losses were experienced in 2006.

Office and administration expenses dropped from $1,537,000 in Q4 2005 to $743,000 in Q4 2006 and from $3,342,000 for the full year of 2005 to $2,777,000 in 2006. The decrease is mostly due to a one-time payment in Q4 2005 of $817,000 related to the funding of past services costs for a defined contribution pension program which provides pension and life insurance benefits to members of senior management.

Property maintenance and exploration of $797,000 in Q4 2006 included expenditures of $747,000 ($1,648,000 for the year ended December 31, 2006) for general exploration on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina. Exploration costs prior to 2006 were not significant. The Company commenced a drilling program in these areas during the third quarter of 2006.

In Q2 2006, the Company settled a labour claim against the Company for $500,000. In 2004, the claimant had commenced a claim based on termination of an alleged employment relationship with the Company, claiming damages of $714,000.

The Company did not incur stock-based compensation expense during Q4 2006. Stock-based compensation of $5,165,000 was recorded in Q2 2006 as a result of the issuance of 5,340,000 stock options in Q2 2006. In 2005, stock-based compensation expense was incurred for the granting of 2,395,000 stock options. See Section 4.1 for details.

Interest income increased from $1,171,000 in Q4 2005 to $2,165,000 in Q4 2006 (and from $3,493,000 in 2005 to $7,846,000 in 2006) due to the Company’s increased cash balances from cash distributions from Alumbrera and due to rising interest rates over the past 12 months. Interest and other income in 2006 also included a $401,000 gain on sale of marketable securities recorded in Q2 2006. At December 31, 2006, $336,000 in interest receivable was included in other receivables on the balance sheet.

Financing costs and interest expense were incurred throughout 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005. No such costs were incurred in 2006.

During the year, the Company incurred a future income tax liability of $2,000,000 arising from non-deductible expenditures capitalized.

4. Liquidity and Capital Resources

At December 31, 2006, the Company had working capital of $176,761,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $178,956,000 (December 31, 2005 - $135,911,000). The increase in the cash balances in 2006 was mainly due to cash distributions of $61,790,000 received from the Alumbrera mine, offset by cash expenditures of $21,336,000 at Agua Rica. In January 2007, the Company received a cash distribution of $50,000,000 from Alumbrera.

The Company had no long-term debt at December 31, 2006, other than asset retirement obligations and royalty and net proceeds interest payable. See Contractual Obligations under Section 4.3 below.

At December 31, 2006, the Company also had restricted cash of $360,000 ($660,000 - December 31, 2005) held in a non-interest bearing bank account in Argentina. Pursuant to Argentine legislation, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply. Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

4.1 Share capital

There were no share capital transactions during the fourth quarter of 2006. During the year ended December 31, 2006, the Company granted 5,340,000 stock options with an exercise price of Cdn.$5.34 per share, expiring on May 19, 2013. This gave rise to a stock-based compensation charge of $7,683,000 (of which $2,518,000 was capitalized to mineral property interests). At March 30, 2007, the Company had 153,972,179 common shares outstanding and 10,672,500 stock options outstanding. These options are exercisable at prices ranging from Cdn.$1.35 to Cdn.$5.34 per share and expire mostly between 2010 and 2013.

At March 30, 2007, the Company had the following share purchase warrants outstanding:

Table 5

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,446,854 (1)	2.00	May 29, 2008
17,125,000 (2)	6.00	February 17, 2010
56,571,854

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT
(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

4.2 Outlook

The Company anticipates copper and gold prices will remain strong through 2007. In 2007, the mine plan at Alumbrera calls for the mining of zones that are of overall similar copper grades as that achieved in 2006 (2007 estimate - 0.55%; 2006 actual - 0.56%), and slightly lower gold grades as compared to 2006 (2007 estimate - 0.65 g/t; 2006 actual - 0.71 g/t). Recovery rates in 2007 for copper and gold are expected to be similar to or slightly higher than in 2006. The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2007:

The information above is subject to change and is subject to the risk factors described under Section 6.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production. The Company will also require significant external financing or third party participation in order to bring Agua Rica into production. However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects. This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company will be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production. There can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3 Contractual Obligations

The following table summarizes the Company’s major contractual obligations at December 31, 2006:

	Total	Less than 1 year	1-5 years	More than 5 years
Asset retirement obligations	$1,155	$-	$-	$1,155
Lease obligations	663	251	412	-
Royalty and net proceeds interest	12,826	-	-	12,826
	$14,644	$251	$412	$13,981

5. Related Party Transactions

A number of the Company’s executive officers are engaged under contract with those officers’ personal services companies. The Company paid $868,000 for management fees and expenses to private companies controlled by officers and directors of the Company in 2006, compared to $1,069,000 in 2005. All related party transactions were recorded at the amounts agreed upon between the parties. Any balances payable are payable on demand without interest.

There were no other material related party transactions during the year ended December 31, 2006.

6. Risk Factors

The Company’s activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. These risks include risks associated with the mining industry, the financial markets, metals prices and foreign operations.

6.1 Risks associated with the mining industry

The Company is engaged in the exploration, development and operation of mineral deposits, primarily in Argentina. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

The Company is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not known whether such changes would have a material effect on the operations of the Company.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The Company does not maintain insurance against political or environmental risks, but may be required to do so in conjunction with the financing of the development of the Agua Rica project. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

6.2 Risks associated with financial markets

As the Company currently uses the U.S. dollar as its functional and reporting currency, fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company.

Operations at the Alumbrera Mine are predominately conducted in US dollars as the prices of copper and other metals are referenced in U.S. dollars. However, local costs and expenses are primarily paid in Argentinean pesos. The currency in Argentina had previously been fixed to the US dollar but was devalued in 2002. Deterioration of the US dollar against the Argentinean peso will have an adverse effect on the earnings of Alumbrera.

Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company’s results of operations and financial condition. The Company has historically raised equity financings in Canadian dollars, and continues to hold some of its cash resources in Canadian dollars. During 2005, the Company raised gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000) from a short-form prospectus offering of units. In the fourth quarter of 2005, the Company converted Cdn.$74 million of these funds into U.S. dollars in order to reduce the risk of currency fluctuations. At December 31, 2006, approximately 17% of the Company’s cash, cash equivalents and temporary investments balance was held in Canadian dollars.

6.3 Risks associated with metals prices

Metals prices have a direct impact on Alumbrera’s earnings and the commercial viability of the Company’s other mineral properties and are subject to volatile price fluctuations. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation. The Company’s earnings are particularly sensitive to copper price fluctuations, and to a lesser extent, gold prices. While prices for copper and gold have increased significantly since the start of 2003, with copper prices reaching all-time highs in 2006, there is no assurance that this trend will continue or that current prices will sustain.

6.4 Risks associated with foreign operations

The Company’s investments in foreign countries such as Argentina carry certain risks associated with different political and economic environments. The Company undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

7. Critical Accounting Policies and Estimates

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2006.

7.1 Mineral property interests

Mineral properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. Costs incurred for general exploration on properties that management believes are not advanced enough to identify their development potential are charged to operations when incurred.

Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amount as appropriate. If impairment is determined to exist, the mineral property will be written down to its net realizable value. In 2004, the Company decided to write-down its non-Argentinean assets, and as a result, its Mantua property in Cuba was written down to $1.

The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property interests carrying values.

7.2 Equity investments and accounting for Alumbrera

The Company’s 12.5% investment in Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

7.3 Asset retirement obligations

Effective January 1, 2003, the Company adopted the accounting standard to record provisions for reclamation and closure associated with the retirement of mining property, plant and equipment. The fair value of liabilities is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is re-evaluated at each reporting period. The Company has recorded the fair value of its estimated reclamation and closure liabilities at its Agua Rica and Mantua projects.

7.4 Stock-based compensation

Effective January 1, 2002, the Company used the fair value method for accounting for all stock-based payments to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

7.5 Foreign Currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities resulting from foreign currency transactions are translated into U.S. dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Revenue and expense items are translated into U.S. dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

8.  New Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued several accounting standards which will become effective for the Company on or after January 1, 2007. The Company is currently evaluating the requirements and impact of these new standards.

8.1  Financial Instruments - Recognition and Measurement, Section 3855

Section 3855 “Financial Instruments - Recognition and Measurement”, effective for annual and interim financial statements for fiscal periods beginning on or after October 1, 2006, establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income.

8.2  Comprehensive Income - Section 1530 and Equity - Section 3251

Section 1530 “Comprehensive Income” and Section 3251 “Equity” are effective for annual and interim financial statements for fiscal periods beginning on or after October 1, 2006. Section 1530 requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. Section 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

8.3  Hedges - Section 3865

Section 3865 is applicable for fiscal years beginning on or after October 1, 2006 and sets out the circumstances under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies, including fair value hedges, cash flow hedges, and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Company currently does not have any hedges and is therefore not impacted by this accounting standard.

8.4 Accounting Changes - Section 1506

The new section 1506, effective for fiscal years beginning on or after January 1, 2007, sets out the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

9.  Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the year ended December 31, 2006 and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide such reasonable assurance.

The Company has identified the need for improvement with regards to matters of taxation and United States GAAP. These matters and their related risks are not uncommon in a company of Northern Orion’s size. To date, the Company has utilized external advisors and taken such other action as it has considered appropriate to minimize these risks. In addition, management is taking appropriate steps to further analyze and improve this area.

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

March 30, 2007

“David Cohen”
David Cohen, President and Chief Executive Officer